Exhibit 99.1

Allena Pharmaceuticals Announces $2.8 Million Registered Direct Offering

NEWTON, Mass., May 4, 2022 (GLOBE NEWSWIRE) – Allena Pharmaceuticals, Inc. (NASDAQ: ALNA), a late-stage, biopharmaceutical company dedicated to developing and commercializing first-in-class, oral enzyme therapeutics to treat patients with rare and severe metabolic and kidney disorders, today announced that it has entered into a securities purchase agreement with an investor for the issuance and sale of an aggregate of 1,436.0688 shares of its Series D Convertible Preferred Stock, and 1,436.0688 shares of its Series E Convertible Preferred Stock in a registered direct offering for an aggregate gross proceeds of approximately $2.8 million, before deducting placement agent fees and other offering expenses. The shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock each have a stated value of $1,000 per share and are convertible into an aggregate of 8,975,430 shares of common stock of the Company upon the conversion of the Series D Convertible Preferred Stock and into an aggregate of 8,975,430 shares of common stock of the Company upon the conversion of the Series E Convertible Preferred Stock, in each case, at a conversion price of $0.16 per share.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The Company has declared a record date of May 4, 2022 for a special meeting of stockholders for the approval of a proposal to effect a reverse split of its common stock (the “Proposal”). The Series D Convertible Preferred Stock has voting rights on the Proposal equal to the number of shares of common stock into which the Series D Convertible Preferred Stock is convertible based on a price of $0.1693 per share, per Nasdaq voting requirements. The Series E Convertible Preferred Stock has voting rights on the Proposal equal to 1,000,000 votes per share of Series E Convertible Preferred Stock, provided that, in accordance with Nasdaq listing rules, any votes cast by the Series E Convertible Preferred Stock with respect to the Proposal must be counted by the Company in the same proportion as the shares of common stock and Series D Convertible Preferred Stock that voted on the Proposal. The shares of the Series D Convertible Preferred Stock and Series E Convertible Preferred Stock are convertible at the option of the holder at any time following the date of issuance.

The closing of the offering is expected to occur on May 4, 2022, subject to the satisfaction of customary closing conditions.

Allena currently intends to use the net proceeds from the offering for working capital purposes which may include repayment of debt.

In a concurrent private placement, the Company also agreed to issue to the investor in the registered direct offering unregistered warrants to purchase up to an aggregate of 22,438,575 shares of our common stock, at an exercise price of $0.1694 per share, which are exercisable six months following the date of issuance, and will expire five years from the initial exercise date.

The Series D and Series E Convertible Preferred Stock described above and the underlying shares of Common Stock (but not the warrants or the shares of common stock underlying the warrants) are being offered pursuant to a “shelf” registration statement on Form S-3 (Registration No. 333-255837), which was declared effective by the Securities and Exchange Commission (the “SEC”)

on May 12, 2021. The offering of the securities is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022, or by calling (212) 856-5711 or by emailing placements@hcwco.com.

The warrants issued in the concurrent private placement and the shares of common stock underlying the warrants are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws. Accordingly, the warrants and underlying shares of common stock may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Allena Pharmaceuticals, Inc.

Allena Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to discovering, developing and commercializing first-in-class, oral biologic therapeutics to treat patients with rare and severe metabolic and kidney disorders.

Forward Looking Statements

Certain information contained in this press release includes “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995, including statements related to the completion of the registered direct offering, our intended use of proceeds from the offering, registered direct offering and special meeting of shareholders. We may, in some cases, use terms such as “predicts,” “believes,” “potential,” “continue,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should” or other words that convey uncertainty of the future events or outcomes to identify these forward-looking statements. Our forward-looking statements are based on current beliefs and expectations of our management team that involve risks, potential changes in circumstances, assumptions, and uncertainties. Any or all of the forward-looking statements may turn out to be wrong or be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties as a result of various important factors, including the uncertainties related to market conditions and the completion of the offering on the anticipated terms or at all, the satisfaction of customary closing conditions related to the registered direct offering and various other factors. For a more detailed description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, please refer to our most recent Annual Report on Form 10-K You are cautioned not to place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Investor Contact
Ashley Robinson
LifeSci Advisors, LLC
617-430-7577
arr@lifesciadvisors.com